Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror Announces Results for Second Quarter of Fiscal 2004

  GAAP earnings of $1.6 million or $0.14 per share

  Revenue increase of 7% over previous quarter

TORONTO, CANADA – ( August 2 6 , 2003) – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced its financial results for the second quarter of fiscal 2004.

Revenue for the quarter ended July 31 , 2003 (“Q 2 fiscal 2004”) was $ 14.2 million, as compared to $14. 8 million for the quarter ended July 31 , 2002 (“Q 2 fiscal 2003”), a decrease of 3.9% .. Reported in US currency, revenue for Q2 fiscal 2004 was $10.4 million compared to $9.6 million for Q2 fiscal 2003, an increase of 8.0%. The GAAP net income for Q 2 fiscal 2004 was $ 1.6 million or $ 0.14 per basic and fully-diluted share compared to a net loss of $ 0.2 million or ($0.0 2 ) per share for Q 2 fiscal 2003. Cash flow from operations for Q 2 fiscal 2004 was $ 0.5 million or $ 0.04 per share compared to $ 3.5 million or $0. 31 per share in Q 2 fiscal 2003. Cash, cash equivalents and short-term investments stood at $ 41.3 million or $ 3.65 per common share outstanding at the end of the quarter.

The o verall gross margin for Q2 fiscal 2004 increased to 80.8% from 78.1% in Q2 fiscal 2003. Gross margin on maintenance and services was 65.6 % in Q 2 fiscal 2004, as compared to 54.7 % in Q 2 fiscal 2003. Operating expenses for Q 2 fiscal 2004 were $ 9.9 million compared to $11.0 million for Q 2 fiscal 2003, a decrease of 9.3%. Total costs, including costs of revenue, were $ 12.7 million for Q 2 fiscal 2004, down significantly from $ 14.2 million in Q2 fiscal 2003 and up slightly from $1 2.5 million in the previous quarter. Total headcount was   275 at July 31 , 2003 as compared to 324 at July 31 , 2002 and up from 2 62 at the end of the previous quarter .

Revenue for the six months ended July 31, 2003 was $27.6 million , as compared to $29.0 million for the six months ended July 31, 2002, a decrease of 4.8%. Reported in US currency, revenue for the six months ended July 31, 2003 was $19.4 million compared to $18.5 million for the six months ended July 31, 2002, an increase of 4.6%. The GAAP net income for the six months ended July 31, 2003 was $2.3 million or $0.20 per basic and fully diluted share, as compared to a net loss of $1.1 million or ($0.10) per share for the six months ended July 31, 2002.

“The level of profitability for the second quarter increased significantly on both a year over year and quarter over quarter basis” said Peter Cauley, DataMirror CFO. “While year over year revenue growth continues to be constrained by the robust Canadian dollar and other factors

, the Company’s strong business model enabled us to leverage a 7% increase in revenue over the first quarter into a 144% increase in GAAP earnings.”

During the second quarter the Company added 21 new customers to our global account base, who accounted for 50 % of the quarter’s licence revenue. Key customer wins included: ATH Costa Rica, Chittenden Trust Company , PSP Management AG, Rogers Communications Inc. , Scottrade, Talbots, Inc., Total Fina ELF and Ziraat Bank International. Also, the Company signed a significant deal for iReflect, our Oracle 9i resiliency software, with a leading technology provider. Existing customers such as AmeriCold Logistics, Cardinal Health, Henry Schein Inc., JP Morgan Chase & Co., Office Depot and Paramount Pictures also made significant additional purchases of our software.

“New customers contributed over 50% of licence revenue in the second quarter and business profitability was excellent” commented DataMirror CEO, Nigel Stokes. “Licence revenue increased by 18% over the previous quarter and we were pleased that our new iReflect Oracle high availability product contributed 16% of licence revenue. Going forward, we continue to see early signs of business improvement in North America and expect that the key European regions will also improve in the second half of fiscal 2004.”

Business Outlook:

In the third quarter of fiscal 2004, DataMirror expects to earn GAAP net income in the range of $ 0.14 to $ 0.16 per share .

DataMirror will hold a webcast and conference call to present the results for the second quarter at 5:00 p.m. EST today, August 26, 2003. The conference call can be accessed via audio web cast by visiting http://www.datamirror.com. Participants in the conference call are asked to call 1-800-479-9001 at approximately 4:55 p.m. EST on August 26th using reservation number 213428. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex/ and clicking on the meeting "DataMirror Announces Secondt Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror. A replay of the conference call will be available until September 2, 2003 by dialing 1-888-203-1112 using reservation number 213428 or visiting http://www.datamirror.com/investors/.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,7 5 0 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

Copyright © 200 3 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness, iReflect, Transformation Server and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

	July 31,	January 31,
	2003	2003
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$41,345	$13,025
Short-term investments	0	25,802
Accounts receivable	8,820	12,455
Prepaid expenses	1,689	1,618
Future income taxes	2,247	2,578
	54,101	55,478
Capital assets	3,773	3,931
Investment tax credits recoverable	1,223	1,664
Investments	9,817	9,768
Intangibles	5,850	7,388
Goodwill	3,118	3,118
	$77,882	$81,347
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$4,175	$5,120
Deferred revenue	16,368	18,137
Income taxes payable	548	993
Current portion of capital lease obligations	58	89
	21,149	24,339
Future income taxes	822	1,505
Capital lease obligations	0	33
	21,971	25,877
Shareholders' Equity
Share capital
Common shares (July 31, 2003 - 11,323,196
January 31, 2003 - 11,461,142)	63,916	64,637
Deficit	(7,507)	(8,669)
Cumulative translation adjustment	(498)	(498)
	55,911	55,470
	$77,882	$81,347

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2003	2002	2003	2002
Revenue
Licence	$6,472	$7,799	$11,950	$14,903
Maintenance	6,261	5,664	12,836	11,226
Services	1,507	1,350	2,774	2,826
	14,240	14,813	27,560	28,955
Cost of revenue
Licence	56	70	107	127
Maintenance and services	2,676	3,178	5,388	6,297
	2,732	3,248	5,495	6,424
Gross margin	11,508	11,565	22,065	22,531
Operating expenses
Selling and marketing	4,717	5,216	9,423	10,663
Research and development	2,408	2,819	4,896	5,438
General and administration	2,037	2,232	3,843	4,501
Amortization of intangibles	768	685	1,536	1,370
	9,930	10,952	19,698	21,972
Operating income	1,578	613	2,367	559
Investment income	346	102	603	243
Other income	279	0	279	0
Equity loss from investment in PointBase, Inc.	0	(611)	0	(1,510)
Income (loss) before income taxes	2,203	104	3,249	(708)
Income tax expense	585	290	968	425
Net income (loss)	$1,618	($186)	$2,281	($1,133)
Earnings (loss) per share
Basic	$0.14	($0.02)	$0.20	($0.10)
Fully diluted	$0.14	($0.02)	$0.20	($0.10)
Weighted average number of
shares outstanding (000's)
Basic	11,394	11,434	11,418	11,445
Fully diluted	11,543	11,434	11,601	11,445

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2003	2002	2003	2002
Cash provided by (used in)
Operating activities
Net income (loss)	$1,618	($186)	$2,281	($1,133)
Add (deduct) items not affecting cash:
Amortization of capital assets	346	477	680	907
Amortization of intangibles	768	685	1,536	1,370
Other income	(279)	0	(279)	0
Loss from investment in PointBase, Inc.	0	611	0	1,510
Future income taxes	(150)	16	(352)	(52)
Investment tax credits	476	0	441	113
Non-cash operating expense	13	38	32	76
Non-cash interest expense	0	30	0	60
Non-cash foreign exchange loss	0	14	0	45
	2,792	1,685	4,339	2,896
Changes in non-cash working capital balances	(2,293)	1,850	404	4,471
	499	3,535	4,743	7,367
Investing activities
Capital asset additions	(388)	(387)	(522)	(889)
Sale of short-term investments	0	0	25,802	27,422
Investment in Idion	44	(8,263)	(49)	(8,617)
Acquisition of technology	0	0	(30)	0
Other income	279	0	279	0
	(65)	(8,650)	25,480	17,916
Financing activities
Capital lease payments	(24)	(37)	(64)	(70)
Issuance of share capital	221	67	380	273
Repurchase of share capital	(1,558)	(816)	(2,219)	(1,103)
	(1,361)	(786)	(1,903)	(900)
Increase (decrease) in
cash and cash equivalents	(927)	(5,901)	28,320	24,383
Cash and cash equivalents
Beginning of period	42,272	39,357	13,025	9,073
End of period	$41,345	$33,456	$41,345	$33,456